FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act Of 1934

For the month of June, 2005

Commission File Number  1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐       Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.

Explanatory Note

Manulife Financial Corporation (the “Company”) filed along with John Hancock Life Insurance Company (the “Life Company”), a wholly-owned subsidiary of the Company, a joint registration statement with the Commission on April 21, 2005, as amended by a pre-effective amendment filed on June 27, 2005, relating to the sale, following the effectiveness of such registration statement, of certain medium term notes (“SignatureNotes”) by the Life Company and the Company’s full and unconditional guarantee of the Life Company’s payment obligations in respect thereof. The Company also filed along with John Hancock Variable Life Insurance Company (the “Variable Company”), a wholly-owned subsidiary of the Company, a joint registration statement with the Commission on April 21, 2005, as amended by a pre-effective amendment filed on June 27, 2005, relating to the sale of fixed investment period options under deferred annuity contracts that contain a market value adjustment feature (“MVAs”) of the Variable Company (which contracts and MVAs are to be sold following the effectiveness of such registration statement) and the Company’s full and unconditional guarantee of the Variable Company’s payment obligations in respect thereof. The Company is filing this Form 6-K/A enclosing the Company’s unaudited interim consolidated financial statements and the notes thereto for the three months ended March 31, 2005, in order to amend note 13 of the unaudited interim consolidated financial statements to include a new subpart (d), which contains certain condensed consolidating financial information, in relation to the registration of the SignatureNotes and MVAs and the related guarantees by the Company.

Documents Filed As Part of this Form 6-K/A

The following documents, filed as exhibits to this Form 6-K/A, are incorporated by reference as part of this Form 6-K/A:

Exhibit	Description of Exhibit

99.1	Amended Consolidated Financial Statements for the three months ended March 31, 2005
99.2	Q1 Certification D. D’Alessandro
99.3	Q1 Certification P. Rubenovitch

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION (Registrant)
By:	/s/ Richard A. Lococo
Name: Richard A. Lococo
Title: Senior Vice President and Deputy General Counsel

Date: June 27, 2005

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amended Consolidated Financial Statements for the three months ended March 31, 2005
99.2	Q1 Certification D. D’Alessandro
99.3	Q1 Certification P. Rubenovitch